Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars

Suncor Energy releases 2022 Report on Sustainability and Climate Report

Calgary, Alberta (June 22, 2022) – Suncor released its 2022 Report on Sustainability and Climate Report today. The reports highlight how Suncor is working to achieve exceptional environmental, social and governance (ESG) performance, and share Suncor’s actions on sustainable energy development, emphasizing the progress made to accelerate GHG reductions to reach net-zero by 2050 while increasing shareholder returns.

Guided by its purpose of providing trusted energy that enhances people’s lives, while caring for each other and the Earth, Suncor is optimizing its base business while strengthening ESG performance with a particular focus on driving down emissions. This includes replacing coke-fired boilers with highly efficient cogeneration units, pursuing carbon capture opportunities, expanding its use of hydrogen and increasing partnerships with Indigenous communities on energy assets. In addition to these and other initiatives, Suncor is enhancing its leadership, technology infrastructure and processes and systems to strengthen its safety, reliability and cost performance.

“In the face of global energy uncertainty and the climate challenge, Suncor’s strategy to deliver trusted energy while reducing emissions is aligned to meet the needs of today while contributing to the energy transition,” said Mark Little, President and Chief Executive Officer. “Our investments, initiatives and actions reflect our commitment to making the right choices for the environment we all share, the social well-being of our communities and maintaining a strong governance structure.”

Highlights of the Report on Sustainability include:

•	A message from Mark Little, President and Chief Executive Officer, outlining key strategic objectives and actions—including partnerships to develop next generation renewable fuel technologies, an oil sands environmental performance update, efforts to enhance operational excellence and the addition of Syncrude’s ESG performance to this report
•	A Q&A with Arlene Strom, Chief Sustainability Officer and General Counsel, on her return to a sustainability leadership role, top priorities and the importance of listening to and working with Indigenous communities and companies
•	Progress on Suncor’s objective to be net-zero by 2050, including expectations to reduce GHG emissions by 10 megatonnes per year across its energy value chain, and updates on advancements made by the multi-company Oil Sands Pathways to Net Zero Alliance
•	Support for communities including $36 million in contributions to non-profit organizations and nearly 80,000 hours volunteered by Suncor employees
•	Suncor’s Journey of Reconciliation including deepening its understanding of Indigenous Peoples, partnering with businesses and communities in new ways like Astisiy, strengthening Indigenous workforce and inclusion, and supporting Indigenous youth
•	The company’s commitment to treating and reducing tailings, with more than 90% water recycle rates at Base Plant, Fort Hills and in situ operations, and the importance of mine water release to support reclamation activities
•	Review of people-focused efforts from safety to mental health, inclusion and diversity, and community investment
•	Overview of Suncor’s sound corporate governance, including a diverse and experienced board with 36% female representation and over two decades of Indigenous representation

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Highlights from the Climate Report include:

•	A joint message from Mark Little, President and Chief Executive Officer, and Martha Hall Findlay, Chief Climate Officer, discussing current geopolitical impacts on energy, progress on Suncor’s climate objectives, the unprecedented Oil Sands Pathways to Net Zero Alliance, and the need for continued collaboration to ensure secure and sustainable energy supplies
•	A clear overview of Suncor’s climate strategy focused on reducing base business emissions, expanding low emissions businesses and helping others reduce their emissions
•	An overview of Suncor’s GHG emission sources and data
•	More details on Suncor's Oil Sands Pathways to Net Zero collaborations
•	An expansion of our clean hydrogen work and partnerships

The Report on Sustainability and the Climate Report are available as downloadable PDFs:

•	Download the 2022 Report on Sustainability
•	Download the 2022 Climate Report

For an overview of Suncor’s sustainability efforts and to read the reports, visit https://www.suncor.com/en-ca/sustainability.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements in this news release include references to: the expectation that Suncor will continue to increase shareholder returns while accelerating our GHG emissions reduction targets, growing our business in low greenhouse gas (GHG) fuels, electricity, and hydrogen, sustaining and optimizing our base business and transforming our GHG footprint to be a net-zero company by 2050; the belief that these goals are all enabled by Suncor’s expertise, long-life resources, integrated business model, strong connection to customers, and world-class ESG performance; the belief that Suncor will help shape a profitable and sustainable energy future; the expectation that Suncor work together with communities, businesses, governments and organizations to achieve our shared economic, climate and social goals; and the belief that Suncor’s current and ongoing work, as well as insights into future steps, will support the company in achieving its goals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis dated February 23, 2022, its Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated February 23, 2022, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development. production and upgrading, offshore oil and gas production, petroleum refining in Canada and the U.S. and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com